05038237

UNITED STATES
'URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Star Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Boulevard, Suite 100
(No. and Street)

Northbrook, (City) Illinois (State) 60062 (Zip Code)

SEC MAIL RECEIVED FEB 28 2005 WASH, D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Contos (847) 441-9761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Gottlieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Star INvestment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice President

Title

OFFICIAL SEAL
MARY ANNE KUERTI
Notary Public - State of Illinois
My Commission Expires May 17, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
North Star Investment Services, Inc.

We have audited the accompanying statement of financial condition of North Star Investment Services, Inc. as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of North Star Investment Services, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 11, 2005

NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 155,015
Receivable from broker/dealers	101,640
Leasehold improvements, office furniture and equipment at cost, net of $736 accumulated depreciation	5,605
Other assets	20,733
TOTAL ASSETS	$ 282,993

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 10,016
Commissions payable	108,537
Total Liabilities	$ 118,553
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 50,000 shares; issued and outstanding 10,569 shares	$ 10,569
Additional paid in capital	615,557
Retained earnings (deficit)	(461,686)
Total Shareholders' Equity	$ 164,440
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 282,993

The accompanying notes are an integral part of this financial statement.

NORTH STAR INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Michigan on September 7, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Depreciation - Depreciation of furniture and equipment is provided for using the straight-line method over a five year period. Depreciation of leasehold improvements is provided for using the straight-line method over a ten year period.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

Through common ownership and management, the Company is affiliated with North Star Financial Services Corp. (NSFSC), the majority shareholder, North Star Financial Corporation (NSFC), North Star Investment Management Corp. (a registered investment advisor), North Star Trust Company, North Star Deferred Exchange Corporation and North Star ESOP and Financing Services.

During the year ended December 31, 2004 the Company paid $29,260 to NSFSC for equipment rental. The Company also paid $15,259 to NSFC as reimbursement for office space, administrative assistance and other miscellaneous operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004 the Company's net capital and required net capital were $134,102 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 88%.

NOTE 4 - RETIREMENT PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to this plan for the year ended December 31, 2004 was $0.

NOTE 5 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options, mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - (Continued)

used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company has also entered into an agreement with another broker/dealer (Primary Introducing Broker/dealer – or PIBD) whereby the PIBD will introduce securities transactions to its own Clearing Broker/dealer that have been introduced to the PIBD by the Company. According to this two-tiered process, the customer name and other information is fully disclosed to PIBD's Clearing Broker/dealer. In addition, the processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by PIBD's Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the PIBD's Clearing Broker/dealer on the Company's behalf.

In consideration for introducing customers to the PIBD and the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Primary Introducing Broker/dealer and Clearing Broker/dealers. As part of the terms of the agreements between

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - (Continued)

the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of this agreement with the Primary Introducing Broker Dealer, the Company is restricted from obtaining services similar to that in the agreement with the PIBD without prior written consent from the Primary Introducing Broker/dealer's Clearing Broker/dealer.

NOTE 6 - COMMITMENT

Lease Commitment - Minimum annual rentals under a noncancellable lease for office space, expiring March 31, 2007, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2005	$ 38,051
2006	39,374
2007	9,926
Total	$ 87,351

NOTE 7 - SHAREHOLDER AGREEMENT

Pursuant to a shareholder agreement, the majority shareholder retains the right of first refusal to buy any selling shareholder's shares. The remaining shareholders have the second right of refusal. The agreement also addresses the valuation of a selling shareholder's shares. The agreement also has "put" and "call" provisions. The "put" grants the minority shareholder the right to require the majority shareholder to buy all of the minority shareholder's shares at a certain price on October 16, 2006. The "call" grants the majority shareholder the option to purchase all of the minority shareholder's shares at a certain price also on October 16, 2006. There are also anti-dilution and other provisions included therein.

NOTE 8 - STOCK APPRECIATION RIGHTS

The Company has issued 70 stock appreciation rights shares (SARS) each to two of it's registered representatives. These SARS represent the difference between the Company's book value per share on the December 31 prior to the issuance and the book value per share on the registered representative's termination of employment date (including death or disability). Any increase in value would be paid in cash within 30 days of termination. The SARS does not represent any ownership interest in the Company. To date there has been a decline in book value since the original book value calculation at issuance of the SARS.